Exhbit (d)(iv)(b)

THIRD AMENDMENT TO EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This third amendment (“Amendment”) to the Expense Limitation and Reimbursement Agreement (the “Agreement”) dated as of March 28, 2018 by and between Syntax Advisors, LLC (the “Advisor”) and the Syntax ETF Trust (“Trust”) is entered into as of February 19, 2020 (the “Effective Date”).

WHEREAS, the Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (“1940 Act”); and

WHEREAS, the Advisor and the Trust wish to amend the Agreement to add the new series of the Trust identified below; and

WHEREAS, the Advisor and the Trust wish to amend the Agreement to state that the Advisor will waive any acquired fund fees and expenses of affiliated underlying funds held by Syntax Stratified U.S. Total Market ETF or Syntax Stratified U.S. Total Market Hedged ETF; and

WHEREAS, the Advisor and the Trust desire to amend a certain provision of the Expense Limitation Agreement with the intent to extend the effect of the Expense Limitation Agreement from May 1, 2020 to May 1, 2021;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the meanings set forth in Agreement.

2.	Schedule A to the Agreement is hereby deleted in its entirety and replaced by the Schedule A attached hereto which reflects the addition of the Syntax Stratified LargeCap ETF II, Syntax Stratified U.S. Total Market ETF, Syntax Stratified U.S. Total Market Hedged ETF, Syntax Stratified 1000 ETF, Syntax Stratified Europe & Asia Developed Markets ETF and Syntax Stratified Emerging Markets ETF.

3.	The following sentence is added after the first sentence in the first provision (1.) of the Agreement:

“However, the Adviser shall waive a portion of its management fees for the Syntax Stratified U.S. Total Market ETF or Syntax Stratified U.S. Total Market Hedged ETF in an amount equivalent to the acquired fund fees and expenses of any affiliated underlying fund.”

4.	The second provision of six provisions of the Expense Limitation Agreement is hereby deleted in its entirety and replaced to read as follows:

"The Expense Limitation will remain in effect until at least May 1,

2021 and is subject to annual approval by the Board unless and until the Board of Trustees of the Trust approves its modification or termination; PROVIDED, HOWEVER, that the Expense Limitation will terminate in the event that the investment advisory agreement in effect between the Trust on behalf of the Fund and the Advisor (or an affiliate of the Advisor) is terminated by the Trust without the consent of the Advisor or in the event such agreement terminates due to an assignment and a new investment advisory agreement with the Advisor (or an affiliate of the Advisor) does not become effective upon such termination."

5.	Except as expressly amended hereby, all of the provisions of the Agreement shall remain unamended and in full force and effect to the same extent as if fully set forth herein.

6.	This Amendment shall be governed by, and the provisions of this Amendment shall be construed and interpreted under and in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the Effective Date.

SYNTAX ADVISORS, LLC SYNTAX ETF TRUST

By:		By:
	Rory Riggs, CEO		Rory Riggs, CEO and Principal Executive Officer

SYNTAX ETF TRUST

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

Schedule A

SERIES	EXPENSE CAP
Syntax Stratified LargeCap ETF	0.30%
Syntax Stratified MidCap ETF	0.30%
Syntax Stratified SmallCap ETF	0.30%
Syntax Stratified LargeCap ETF II	0.30%
Syntax Stratified U.S. Total Market ETF	0.35%
Syntax Stratified U.S. Total Market Hedged ETF	0.65%
Syntax Stratified 1000 ETF	0.30%
Syntax Stratified Europe & Asia Developed Markets ETF	0.45%